SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                               For March 20, 2003

                         Commission File Number: 1-15154

                           ALLIANZ AKTIENGESELLSCHAFT

                               Koeniginstrasse 28
                                  80802 Munich
                                     Germany


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                               Form 20-F |X| Form 40-F | |

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                     Yes | | No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-13462) OF ALLIANZ AKTIENGESELLSCHAFT AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

( BW)(ALLIANZ-AG)(ALZ) Allianz announces capital measures

    Business Editors
    UK REGULATORY NEWS

    MUNICH, Germany--(BUSINESS WIRE)--Mar. 20, 2003--

Allianz announces capital measures

Strengthening Capital Base to Leverage Competitive Advantages and
Growth Opportunities

The board of management of Allianz has announced its decision to launch a capital increase in order to enhance the capital base of the Group. In addition, the Company intends to issue hybrid capital in the form of a subordinated bond. Allianz has decided to secure its capital base, which is already strong by international standards, in order to capitalize on the Group's competitive advantages and growth opportunities. This set of capital measures is intended to raise a total volume of up to 5 billion Euros. The rights offering is expected to amount to 3.5 to 4 billion Euros. In light of the geopolitical environment, the offering will be launched very shortly. The details of the transaction will be announced shortly before the commencement of the rights trading and the final terms will depend on market conditions at that time. In a second step l also planned for this year l Allianz will issue hybrid capital of approximately 1.5 billion Euros. The proposed capital measures secure the sufficient capital base of the Group and create the necessary flexibility to take advantage of future growth opportunities. After the capital raising, Allianz expects to have a credit rating within the AA/Aa band. Allianz has appointed an international bank syndicate which has agreed to fully underwrite a rights issue of approximately 3.5 billion Euros, subject to customary terms and conditions, at a subscription price of at least 30 Euros per shareIn addition to the proposed capital measures, the stake in Munich Re will be reduced to about 15 percent. In the course of this year, the MILES securities - issued in 2000 - will be partly repaid in Munich Re shares which will contribute to reducing Allianz' stake in Munich Re to between 16 and 18 percent. Munich Re will partially participate in the planned rights issue of Allianz and thereby reduce its stake in Allianz to about 15 percent. The existing long term partnership of the two groups will continue on this basis..

These assessments are, as always, subject to the disclaimer provided below.

end of ad-hoc-announcement  (c)DGAP 20.03.2003

Issuer's information/explanatory remarks concerning this ad-hoc-announcement:

No Distribution into the United States:

This statement is not being issued in the United States of America and should not be distributed to United States persons or publications with a general circulation in the United States.

No Offer:

This statement does not constitute an offer or invitation to subscribe for or purchase any securities. The securities of Allianz Aktiengesellschaft that will be offered outside the United States as described herein have not been and will not be registered under the United States Securities Laws and may not be offered, sold or delivered within the United States or to U.S. persons absent registration under or an applicable exemption from the registration requirements of the United States Securities Laws.

Cautionary Note Regarding Forward-Looking Statements:

Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words 'may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue' and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group's core business and core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels,
(vi) the extent of credit defaults (vii) interest rate levels, (viii) currency exchange rates including the Euro-U.S. dollar exchange rate,
(ix) changing levels of competition, (x) changes in laws and regulations, including monetary convergence and the European Monetary Union, (xi) changes in the policies of central banks and/or foreign governments, (xii) the impact of acquisitions, including related integration issues, (xiii) reorganization measures and (xiv) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of terrorist activities and their consequences. The matters discussed herein may also involve risks and uncertainties described from time to time in Allianz AG's filings with the U.S. Securities and Exchange Commission. The company assumes no obligation to update any forward-looking information.

No duty to update:

The company assumes no obligation to update any information contained herein.

    CONTACT: Allianz AG

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                               ALLIANZ AKTIENGESELLSCHAFT



                                          By:  /s/ Dr. Reinhard Preusche
                                               -----------------------------
                                                Dr. Reinhard Preusche
                                                Group Compliance



                                          By:  /s/ Dr. Giovanni Salerno
                                               -----------------------------
                                                Dr. Giovanni Salerno
                                                Group Compliance


Date: March 20, 2003